SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2015
Commission File Number 0-28800
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DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2015, incorporated by reference herein:
Exhibit
99.1 Release dated April 7, 2015, entitled “PARTIAL CAPITAL WITHDRAWAL”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: April 7, 2015 By: /s/ Themba Gwebu
Name: Themba GwebuTitle: Company Secretary

Exhibit 99.1
DRDGOLD Limited
Incorporated in the Republic of South Africa
(Registration Number 1895/000926/06)
Interest Rate Issuer Code: DRDI ISIN: ZAG000096538
JSE Share Code: DRD ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
PARTIAL CAPITAL WITHDRAWAL
In accordance with paragraph 7.20 of the JSE Limited Debt Listings Requirements and the terms and conditions of DRDGOLD’s ZAR 2 000 000 000 Domestic Medium Term and High Yield Note Programme dated 15 June 2012, investors are herewith advised of the partial capital withdrawal of the DRD04 notes.
Kindly note that DRDGOLD is only withdrawing DRD04 notes that have been repurchased by the Company and thereafter held in the Company’s possession.
The withdrawal date will be effective from close of business on Tuesday, 7 April 2015.
Capital Amount Withdrawn
Amount Outstanding after the Capital Withdrawal
DRD04 R53 000 000.00 R22 500 000.00
Crown Mines
7 April 2015
Sponsor and Debt Sponsor